Filed Pursuant to Rule 433

Registration No. 333-158663

Market Index Target-Term Securities® (MITTS®) are Market-Linked Investments designed to give you exposure to the upside performance of a market index or other asset while generally not subjecting your investment to any of its declines. MITTS are debt securities of an issuing company that are linked to an index, like the S&P 500, or to a specific asset such as a stock, commodities or currencies. If you hold MITTS until they mature, you will generally be repaid your principal, plus a return based on the performance of the linked asset, up to a predetermined cap.

    While designed to protect principal, MITTS, like other corporate bonds, do remain subject to issuer credit risk. The notes can express either a bullish or bearish view, with the positive return of bearish MITTS based on the percentage decline of the underlying asset.

    MITTS are available in $10 increments (minimum purchase of $1,000 required) with maturities generally ranging from one to seven years. They can be purchased in new-issue offerings or in the secondary market. They’re registered with the Securities and Exchange Commission and may be listed on NYSE Arca.

How can MITTS play a role in my investment strategy?

MITTS offer the more risk-averse investor a way to combine the capital preservation features of bonds with the return potential of equities and other asset classes. For instance, if you expect the price of a commodity to rise over time, MITTS let you participate in that upside and potentially earn a higher return than from a traditional fixed-income investment. On the flip side,

Payout Profile Shown here are some hypothetical payouts at maturity for MITTS tied to the S&P 500. They feature 100% return of principal and a 60% cap on returns.

MITTS help shield against the decline in a direct commodity or equity investment. For that reason, they can be especially suitable to long-term investors, like those approaching retirement, who are willing to forgo some upside participation in exchange for protection from market declines.

What advantages do MITTS provide?

¢ Protection against downside risk. Regardless of how the linked asset performs, you will receive all or a stated portion of your principal back at maturity, subject to the credit risk of the issuer.

Hypothetical information is not a projection of future returns.

IMPORTANT NOTICE: This Investor Education Guide provides an overview of MITTS only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal, or tax advisors before investing in MITTS.

Prior to selling any particular MITTS, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

■ Potential appreciation. You can gain from an increase (or in the case of bearish MITTS, decrease) in the level of the linked asset at maturity, up to a predetermined cap. For example, if the MITTS you’ve selected come with a cap of 60%, you won’t benefit from gains above 60%.

■ Diversification. MITTS provide exposure to a wide variety of assets, including some not readily available through mutual funds or exchange-traded funds.

■ Simplification. Because Market-Linked Investments like MITTS offer a single packaged solution, they reduce complicated tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

■ Complement to long-term strategies. With MITTS you can reduce your exposure to market declines while pursuing the growth you need to meet long-term financial objectives.

What risks do MITTS carry?

■ Poor market performance. If the linked asset doesn’t perform well, you could experience lower returns than traditional bonds and lose some of your principal if you don’t hold the note to maturity.

■ Lower returns. In rising markets, MITTS’ cap restricts your upside compared with a direct investment in the linked asset. You don’t receive any dividends, interest payments or other distributions from the linked asset. In addition, depending on underlying market performance, the MITTS may have lower returns than other bonds.

■ Limited liquidity. A secondary market may or may not develop for MITTS, so you may not be able to sell them prior to maturity. And if you are, you may receive less than you paid.

■ Credit risk. If the issuing company goes bankrupt or is unable to pay its debts, you could lose your entire investment, even if the linked asset is performing well. MITTS are not secured and not backed by FDIC insurance.

■ Tax consequences. The appreciation on MITTS is generally taxed as ordinary income. Even though you don’t receive a payment until MITTS mature, you also pay income tax every year that you hold the notes, based on the yield of a comparable bond. This tax figures into your cost basis for the notes, and is credited to whatever tax you owe at maturity.

What charges do I pay when purchasing MITTS, and how does Merrill Lynch benefit?

Part of the $10 you pay for each new-issue MITTS unit goes to the Financial Advisor selling you the investment and to cover the purchase of the underlying instruments that make it possible. For example, if these fees total $0.20, the actual unit will be worth $9.80 on the day of purchase. If you buy or sell MITTS on the secondary market, you pay transaction costs similar to what you pay for traditional debt securities.

    The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the MITTS. When MITTS are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.■

MERRILL LYNCH OFFERS A VARIETY OF MARKET-LINKED INVESTMENTS IN FOUR BASIC CATEGORIES...
MARKET DOWNSIDE PROTECTION Offer exposure to the upside performance of the linked market measure or asset with no or only partial exposure to declines. Payments remain subject to issuer credit risk.	MARKET ACCESS May offer access to markets not even available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked asset.

      ENHANCED INCOME

Offer periodic, variable or fixed interest payments with an added payout at maturity based on the performance of the linked asset. Generally offer no or limited market downside protection.

ENHANCED RETURN Offer the potential to receive better-than-market returns if the linked asset performs well, up to a cap. Generally offer no or limited market downside protection.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America (BAC). Investment products provided:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Market Index Target-Term Securities® and MITTS® are registered service marks of BAC. MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of BAC.

© 2010 Bank of America Corp. All rights reserved.	ARH0M222 209454PM-1110